Exhibit 99.2

FORM OF PROXY CARD

ZOOZ POWER LTD.

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

July 3, 2024

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The shareholder(s) hereby appoint/s Ms. Ruth Smadja as proxy with the power to appoint her substitute, and hereby authorize/s her to represent and to vote as designated on the reverse side of this Proxy, all of the ordinary shares of ZOOZ Power Ltd. (the “Company”) held of record in the name of the undersigned at the close of business on Monday, June 3, 2024, that the shareholder(s) is/are entitled to vote at the extraordinary general meeting of shareholders to be held at 4:00 PM (Israel time), on Wednesday, July 3, 2024, at the offices of the Company, 4B Hamelacha St., Lod, Israel and any adjournment or postponement thereof (the “Meeting”).

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED AS DIRECTED BY THE SHAREHOLDER(S). IF NO SUCH DIRECTIONS ARE MADE BY THE SHAREHOLDER(S), THIS PROXY WILL BE VOTED FOR THE PROPOSAL, AND AS SUCH PROXY DEEMS ADVISABLE WITH DISCRETIONARY AUTHORIZATION ON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING AND ANY ADJOURNMENT OR ADJOURNMENTS THEREOF. Abstentions will be counted as present for purposes of determining a quorum but will not be counted in connection with the vote on any Proposal as to which the shareholder has abstained.

(Continued and to be signed on the reverse side)

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EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF

ZOOZ POWER LTD.

July 3, 2024

Please date, sign and mail your proxy card in the envelope provided as soon as possible

THE BOARD OF DIRECTORS (THE “BOARD”) RECOMMENDS A VOTE “FOR” PROPOSAL NO. 1 OF THE PROXY STATEMENT.

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.

PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE [X]

FOR	AGAINST	ABSTAIN

1. Approval of the appointment of Mr. Avi Cohen, the Company’s Executive Chairman of the Board of Directors, as the Company’s interim Chief Executive Officer until the earlier of (i) the lapse of a one-year period following the date of the Meeting, and (ii) the appointment of a new Chief Executive Officer.

☐	☐	☐

By executing this proxy card, the undersigned hereby confirms and declares that he, she, or it is not a “controlling shareholder” and does not have a “personal interest” in the above proposal, except if he, she, or it has notified the Company in writing and in advance on the existence of a “personal interest” in the approval of any of the above proposal.

If the undersigned or a related party of the undersigned is a controlling shareholder of the Company or has such “personal interest” in the above proposal, please notify the Company immediately in writing.

Under the Companies Law, 5759-1999 (the “Companies Law”), a person will be deemed to be a “Controlling Shareholder” if that person has the power to direct the activities of the company, other than by reason of serving as a director or other office holder of the company.

Under the Companies Law, a person is deemed to have a personal interest if he/she or any member of his or her immediate family, or the immediate family of his or her spouse, has a personal interest in the adoption of the proposal; or if a company, other than ZOOZ, that is affiliated with such person or affiliated with his or her spouse, has a personal interest in the adoption of the proposal. A company is deemed to be affiliated with a person if such company is a company in which such person or a member of such person’s immediate family serves as a director or chief executive officer, has the right to appoint a director or the chief executive officer, or owns 5% or more of the outstanding shares.

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PLEASE NOTE THAT IT IS UNLIKELY THAT YOU HAVE A PERSONAL INTEREST IN THE ABOVE PROPOSAL.

You are not deemed to have a personal interest in the adoption of a proposal if your interest in such proposal arises solely from your ownership of our shares.

For further information regarding the definition of “Controlling Shareholder” or “Personal Interest”, please see the explanation under Proposal 1 of the Proxy Statement.

To change the address on your account, please check the box at right and indicate your new address in the address space above.	☐

Please note that changes to the registered name(s) on the account may not be submitted via this method.

Signature of Shareholder ______________________Date _____

Signature of Shareholder ______________________Date _____

NOTE: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

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